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                                                                    EXHIBIT 99.7
                                                           [English Translation]
                                                               December 30, 2002

                              Hanaro Telecom, Inc.

   EQUITY INVESTMENT (ACQUISITION OF STOCKS AND SECURITIES RELATED TO STOCKS)
                              IN OTHER CORPORATION


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
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1. Information on Company Subject to   Name of company                                Korea Thrunet Co., Ltd.
   Investment                                                                                     Representative       Hong Sun Lee
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                                       Relation with our company                      An affiliated company after equity investment
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                                       Capital stock (Won)                                                          194,088,150,000
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                                       Number of stocks Issued                                                           77,635,260
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                                       Major business                                       Broadband Internet access business
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                                       Location                                           5, 1338 Sheocho 2-dong, Seocho-ku,
                                                                                                    Seoul, Korea
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2. Details of Equity Investment        Type of securities invested                              Registered common shares
                                       ---------------------------------------------------------------------------------------------
                                       Amount of equity investment (KRW)                                            194,875,920,000
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                                       Calculation basis of equity investment amount               KRW3,488.37/share
                                       ---------------------------------------------------------------------------------------------
                                       Institution that assessed equity investment                                               --
                                       amount
                                       ---------------------------------------------------------------------------------------------
                                       Number of stocks to be acquired through                                           55,864,431
                                       equity investment
                                       ---------------------------------------------------------------------------------------------
                                       Number of stocks to be held after equity                                          55,864,431
                                       investment
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                                       Stockholding ratio after equity investment                                             71.95
                                       (%)
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                                       Scheduled date of equity investment                            February 7, 2003
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3. Purpose of Equity Investment (Acquisition)                                                To increase competitiveness in the
                                                                                             broadband Internet access market
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4. Cumulative Amount of Equity Invested (Acquired) (KRW)                                                            195,375,920,000
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   Capital Stock at the End of Preceing Business Year (KRW)                                                       1,320,000,000,000
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   Ratio to Capital Stock (%)                                                                                                 14.80
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5. Date of BOD Resolution                                                                          December 30, 2002
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   Presence of Outside Directors                                                      Present : 3       Absent : 2
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   Presence of Auditor(s)                                                                                 Yes
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6. Applicability of Fair Trade Act                                                                         Yes
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
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7. Total Assets at the End of Preceding Business Year (KRW)                                                       3,580,692,468,911
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8. Others                                                                             - The amount of Thrunet's capital stock and
                                                                                      the number of shares issued are the figures
                                                                                      after November 25, 2002, the date on which it
                                                                                      obtained an approval at its extraordinary
                                                                                      shareholders meeting on the 3:1 reverse stock
                                                                                      split applicable to all outstanding shares.
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                                                                                      - Hanaro pays the acquisition price through
                                                                                      an issuance of convertible bonds.
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                                                                                      - The per share price was calculated based on
                                                                                      the stock exchange ratio of 1:1.43 (1 Hanaro
                                                                                      share equals 1.43 Thrunet shares) and the
                                                                                      conversion price of KRW5,000.
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                                                                                      - Adjustment of acquisition price
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                                                                                      * The price may be adjusted reflecting the
                                                                                      result of a careful due diligence on Thrunet
                                                                                      by an independent appraisal.
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                                                                                      * The stock exchange ratio of Hanaro's to
                                                                                      Thrunet's shall not exceed 1:8. The range of
                                                                                      stock exchange ratio shall be 1.43 ~ 1.8.
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                                                                                      * The price adjustment shall be completed by
                                                                                      one week before the second closing date
                                                                                      (January 31, 2003).
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                                                                                      - Conditions precedent for the stock purchase
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                                                                                      * Hanaro reserves the right to exercise VETO
                                                                                      on Thrunet major issues after the first
                                                                                      payment of the acquisition is made.
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                                                                                      * Thrunet shall, as requested by Hanaro, at
                                                                                      an extraordinary shareholders meeting make
                                                                                      necessary amendments to the Articles of
                                                                                      Incorporation and appoint all directors
                                                                                      including standing directors.
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                                                                                      * In the event that the stock exchange ratio
                                                                                      exceeds 1.8 (5.4/3), the stock purchase
                                                                                      agreement may be cancelled.
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                                                                                      * In the event that the Disclosure Schedule
                                                                                      is not satisfactory until January 6, 2003,
                                                                                      the stock purchase agreement may be cancelled
                                                                                      within 10 days.
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                                                                                      - Delegation of Authority
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                                                                                      * Any decision making authority in relation
                                                                                      to finalizing of and execution of conditions
                                                                                      precedent, representation & warranties, and
                                                                                      covenants of the agreement and other
                                                                                      necessary agreements shall be delegated to
                                                                                      Representative Director & CEO (including
                                                                                      Acting CEO in absence of CEO).
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                                                                                      * Any decision making authority in relation
                                                                                      to finalizing of the number of shares to be
                                                                                      acquired and adjustment of convertible bond
                                                                                      conversion price shall be delegated to
                                                                                      Representative Director & CEO (including
                                                                                      Acting CEO in absence of CEO).
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                                                                                      - The acquisition price shall be paid in two
                                                                                      instalments - first instalment on January 3,
                                                                                      2003 and the second on February 7, 2003.
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                                                                                      - This confirms the Company's disclosure upon
                                                                                      request dated December 27, 2002.
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* Date of Relevant Disclosure(s)                                                      December 27, 2002
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[Details of Amount of Equity Investment (acquisition) by the Company]

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
       Company Name                Relation                                       Amount of Equity Investment/ Acquisition (KRW)
       ------------                --------                                       ----------------------------------------------
Korea Digital Media Center         Affiliated company                                                  500,000,000
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Korea Thrunet                      Affiliated company after equity investment                      194,875,920,000
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